

Mail Stop 7010

June 21, 2006

Mr. Thomas W. Trexler
Executive VP and CFO
Nobility Homes, Inc.
3741 S.W. 7th Street
Ocala, FL 34474

      RE: **Form 10-K for the fiscal year ended November 5, 2005**
               Form 10-Q for the quarter ended February 4, 2006
               File No. 0-6506

Dear Mr. Trexler:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

                            Sincerely,

                            Rufus Decker
                            Accounting Branch Chief